Timothy J. Matteson

Lakeland Bancorp, Inc.

250 Oak Ridge Road

Oak Ridge, New Jersey 07438

973-697-2000

May 11, 2016

Christian Windsor, Special Counsel

Joshua Dilk, Staff Attorney

Securities and Exchange Commission

Mail Stop 4710

100 F Street, N.E.

Washington, DC 20549

Re:	Lakeland Bancorp, Inc.

Registration Statement on Form S-4

Filed April 1, 2016

File No. 333-210559

Dear Mr. Windsor and Mr. Dilk:

Lakeland Bancorp, Inc. (the “Company”) is in receipt of your letter to Mr. Thomas J. Shara, the Company’s President and Chief Executive Officer, dated April 18, 2016. The Company has set forth below each SEC comment verbatim, followed by the Company’s response.

Prospectus Cover Page

1. SEC Comment:	We note your disclosure on page 54 regarding the “pricing out” termination right that the merger agreement provides Harmony. Because this termination right provides Lakeland the opportunity to negate the termination request by revising the stock exchange ratio by which it exchanges Lakeland shares for Harmony shares, you should present this information on the cover page of the prospectus. Please refer to Item 501 of Regulation S-K for further information.

Company Response:	In response to the Staff’s comment, a new paragraph has been added to the prospectus cover page, which reads as follows:

“If the market price of Lakeland Bancorp common stock falls substantially, both in absolute terms (that is, below $8.09) and by comparison to the list of banking institutions that comprise the Nasdaq Bank Index, Harmony Bank may terminate the merger agreement. However, if Harmony Banks seeks to exercise this termination right, Lakeland Bancorp will have the right to negate such termination by increasing the exchange ratio from 1.25 to a formula amount determined in accordance with the merger agreement, as described in this proxy statement and prospectus.”

Mr. Christian Windsor
Mr. Joshua Dilk	May 11, 2016

Material United States Federal Income Tax Consequences, page 58

2. SEC Comment:	We note that Lowenstein Sandler LLP will provide a tax opinion that the merger qualify as a merger. When you have received the opinion of counsel, please revise the second sentence of the last full paragraph to clarify that, based on the opinion of counsel, the merger will qualify under Section 368(a) and to remove the qualifier “if” from the sentence.

Company Response:	In response to the Staff’s comment, the qualifier “if” has been deleted from the subheading and the sentence in question.

The Company hereby acknowledges that:

1. should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2. the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3. the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing, please call me at 973-697-2000, or if you cannot reach me, our outside corporate counsel, Peter H. Ehrenberg (973-597-2350) or Laura R. Kuntz (973-597-2398), both of Lowenstein Sandler LLP.

Very truly yours

LAKELAND BANCORP, INC.

By:	/s/ Timothy J. Matteson
Timothy J. Matteson, Esq.
Executive Vice President, General Counsel and Corporate Secretary

Mr. Christian Windsor
Mr. Joshua Dilk	May 11, 2016

LRK:wjh

cc:	Peter H. Ehrenberg, Esq.

Laura R. Kuntz, Esq.